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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ACOLA CORP.
(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)


00484N 10 4

(CUSIP Number)

James N. Baxter
Global Investment Alliance Inc.
39 Neck Road,
Madison, CT 06443
(203) 318-8330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D

CUSIP No.  00484N 10 4


	1.	Names of Reporting Persons. I.R.S.
Identification Nos. of above persons (entities only).


Global Investment Alliance Inc.
.............................................................
.............................................................
..........................


	2.	Check the Appropriate Box if a Member of
a Group (See Instructions)


	(a)
	..................................................
.............................................................
.......................


	(b)
	..................................................
.................................X...........................
.....................


	3.	SEC Use Only
.............................................................
.............................................................
....


	4.	Source of Funds (See Instructions)
........ OO
.............................................................
.........................


	5.	Check if Disclosure of Legal Proceedings
Is Required Pursuant to Items 2(d) or 2(e) .................


	6.	Citizenship or Place of Organization
............
New York
.............................................................
...................

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
		7.	Sole Voting Power ...
28,523,400 shares of Class A Common Stock
2,000,000 shares of Class B Common Stock
........................................................
.................................................

		8.	Shared Voting Power
28,523,400 shares of Class A Common Stock
2,000,000 shares of Class B Common Stock


		9.	Sole Dispositive Power.....
28,523,400 shares of Class A Common Stock
2,000,000 shares of Class B Common Stock
........................................................
......................................

		10.	Shared Dispositive Power .
28,523,400 shares of Class A Common Stock
2,000,000 shares of Class B Common Stock
........................................................
........................................


	11.	Aggregate Amount Beneficially Owned by
Each Reporting Person .
28,523,400 shares of Class A Common Stock
2,000,000 shares of Class B Common Stock
.............................................


	12.	Check if the Aggregate Amount in Row
(11) Excludes Certain Shares (See Instructions) ...........


	            13.	Percent of Class Represented
by Amount in Row (11)
82.0% of Class A Common Stock
100% of Class B Common Stock

.............................................................
...


	14.	Type of Reporting Person (See
Instructions)

CO

SCHEDULE 13D

CUSIP No.  00484N 10 4



	1.	Names of Reporting Persons. I.R.S.
Identification Nos. of above persons (entities only).


Donald E. Baxter
.............................................................
.............................................................
..........................


	2.	Check the Appropriate Box if a Member of
a Group (See Instructions)


	(a)
	..................................................
.............................................................
.......................


	(b)
	..................................................
.................................X...........................
.....................


	3.	SEC Use Only
.............................................................
.............................................................
....


	4.	Source of Funds (See Instructions)
........ OO PF
.............................................................
.........................


	5.	Check if Disclosure of Legal Proceedings
Is Required Pursuant to Items 2(d) or 2(e) .................


	6.	Citizenship or Place of Organization
............
U.S. citizen
.............................................................
...................

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
		7.	Sole Voting Power ...
1,746,500 shares of Class A Common
Stock........................................
..............................................
...................

		8.	Shared Voting Power
28,523,400 shares of Class A Common Stock and
2,000,000 shares of Class B Common Stock



		9.	Sole Dispositive Power.....
1,746,500 shares of Class A Common Stock
...................................................
...........................................

		10.	Shared Dispositive Power .
28,523,400 shares of Class A Common Stock
2,000,000 shares of Class B Common Stock
...................................................
.............................................


	11.	Aggregate Amount Beneficially Owned by
Each Reporting Person .
21,712,880 shares of Class A Common Stock
1,400,00 shares of Class B Common Stock
.............................................


	12.	Check if the Aggregate Amount in Row
(11) Excludes Certain Shares (See Instructions) ...........


	            13.	Percent of Class Represented
by Amount in Row (11)
62.4% of Class A Common Stock
70.0% of Class B Common Stock

.............................................................
...


	14.	Type of Reporting Person (See
Instructions)
IN



SCHEDULE 13D

CUSIP No.  00484N 10 4



	1.	Names of Reporting Persons. I.R.S.
Identification Nos. of above persons (entities only).


James N. Baxter
.............................................................
.............................................................
..........................


	2.	Check the Appropriate Box if a Member of
a Group (See Instructions)


	(a)
	..................................................
.............................................................
.......................


	(b)
	..................................................
.................................X...........................
.....................


	3.	SEC Use Only
.............................................................
.............................................................
....


	4.	Source of Funds (See Instructions)
........ OO
.............................................................
.........................


	5.	Check if Disclosure of Legal Proceedings
Is Required Pursuant to Items 2(d) or 2(e) .................


	6.	Citizenship or Place of Organization
............
U.S. citizen
.............................................................
...................

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
		 7.	Sole Voting Power ...
0 shares of Class A Common Stock
0 shares of Class B Common Stock
...................................................
...................................................
....

		8.	Shared Voting Power
28,523,400 shares of Class A Common Stock
2,000,000 shares of Class B Common Stock



		9.	Sole Dispositive Power.....
0 shares of Class A Common Stock
0 shares of Class B Common Stock
...................................................
...........................................

		10.	Shared Dispositive Power .
28,523,400 shares of Class A Common Stock
2,000,000 shares of Class B Common Stock
...................................................
.............................................


	11.	Aggregate Amount Beneficially Owned by
Each Reporting Person .
7,701,318 shares of Class A Common Stock
540,000 shares of Class B Common Stock
.............................................


	12.	Check if the Aggregate Amount in Row
(11) Excludes Certain Shares (See Instructions) ...........


	            13.	Percent of Class Represented
by Amount in Row (11)
22.1% of Class A Common Stock
27.0% of Class B Common Stock

.............................................................
...


	14.	Type of Reporting Person (See
Instructions)
IN


 SCHEDULE 13D

CUSIP No.  00484N 10 4


	1.	Names of Reporting Persons. I.R.S.
Identification Nos. of above persons (entities only).


Barbara Brooks-Baxter
.............................................................
.............................................................
..........................


	2.	Check the Appropriate Box if a Member of
a Group (See Instructions)


	(a)
	..................................................
.............................................................
.......................


	(b)
	..................................................
.................................X...........................
.....................


	3.	SEC Use Only
.............................................................
.............................................................
....


	4.	Source of Funds (See Instructions)
........ OO
.............................................................
.........................


	5.	Check if Disclosure of Legal Proceedings
Is Required Pursuant to Items 2(d) or 2(e) .................


	6.	Citizenship or Place of Organization
............
U.S. citizen
.............................................................
...................

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
		 7.	Sole Voting Power ...
0 shares of Class A Common Stock
0 shares of Class B Common Stock
...................................................
...................................................
....

		8.	Shared Voting Power
28,523,400 shares of Class A Common Stock
2,000,000 shares of Class B Common Stock



		9.	Sole Dispositive Power.....
0 shares of Class A Common Stock
0 shares of Class B Common Stock
...................................................
...........................................

		10.	Shared Dispositive Power .
28,523,400 shares of Class A Common Stock
2,000,000 shares of Class B Common Stock
...................................................
.............................................


	11.	Aggregate Amount Beneficially Owned by
Each Reporting Person .
855,702 shares of Class A Common Stock
60,000 shares of Class B Common Stock
.............................................


	12.	Check if the Aggregate Amount in Row
(11) Excludes Certain Shares (See Instructions) ...........


	            13.	Percent of Class Represented
by Amount in Row (11)
2.5% of Class A Common Stock
3.0% of Class B Common Stock

.............................................................
...


	14.	Type of Reporting Person (See
Instructions)
IN



Item 1.	Security and Issuer
The class of equity  securities to which this  Statement on
Schedule 13D relates
is the Common Stock,  $0.001 par value (the "Common Stock")
Acola Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 39 Neck Road, Madison, CT 06443.



Item 2.	Identity and Background


	(a) This Statement is being filed by (i) Global Investment Alliance Inc., a New York corporation
(Global), by virtue of its being the record owner of 28,523,400 shares of Class A common Stock and 2,000,000 shares of Class B Common Stock; (ii) Donald E. Baxter, by virtue of his being the record owner of 1,746,500 shares of Class A Common Stock and the owner of a majority of the outstanding shares of common stock of Global; (iii) James N. Baxter, by virtue of his being President, a Director and a shareholder of Global; and (iv) Barbara Brooks-Baxter, by virtue of her being a Director and a shareholder of Global (collectively the Reporting Persons). All of the individuals, by virtue of their roles described above, may be deemed to control Global.

(b) The principal executive offices of Global and the business address of James N. Baxter and Barbara Brooks-
Baxter are located at 39 Neck Road, Madison, CT 06443. The business address of Donald E. Baxter is located at 2500
Fondren Street, Suite 350, Houston, TX 77063.

(c) Global is in the investment business. Donald E. Baxter is an independent practicing medical doctor. James N.
Baxter is President of Global and of the Issuer and a practicing attorney. Barbara Brooks-Baxter is an artist.

(d) During the past five years, none of the Reporting
Persons has been  convicted in a criminal  proceeding
(excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Global is a New York corporation and the individual
Reporting Persons are U.S. citizens.



Item 3.	Source and Amount of Funds or Other Consideration
The shares owned by Global were acquired as a result of a settlement on October 16, 2002 of disputes between Donald E. Baxter and certain previous officers, directors and shareholders of the Issuer, pursuant to the Settlement Agreement dated as of October 1, 2002 (the Settlement Agreement), which is an Exhibit to this Statement and is incorporated herein by reference. James N. Baxter acted as attorney for Donald E. Baxter in the negotiation of this settlement and received the shares of the Issuer indirectly owned by Barbara Brooks-Baxter and him as a legal fee. Donald E. Baxter had previously acquired 1,746,500 shares of Class A Common Stock for an aggregate investment of $375,000 of his personal funds. At the conclusion of the settlement on October 16, 2002 all of the prior Directors and officers of the Issuer resigned; Donald E. Baxter, James N. Baxter and Jerry W. Baxter were elected as Directors of the Issuer; Donald E. Baxter became
Chairman of the Board, James N.Baxter became President, and Barbara Brooks-Baxter became Secretary of the Issuer.

Item 4.	Purpose of Transaction

The Reporting Persons own the securities of the Issuer for investment purposes and any of them may, depending upon the current events, including without limitation, the then-market conditions, the Issuer's results of operations, the Issuers financial condition and the then-current general business climate, decide to increase or decrease such persons position in the Issuer.

The Reporting Persons will attempt to negotiate the reduction or elimination of the current liabilities of the Issuer and, if this can be achieved, may seek to obtain additional capital for the Issuer, cause the Issuer to initiate one or more business ventures and/or engage in seeking a suitable acquisition or merger for the Issuer. Since the Issuer is currently insolvent, it may prove advisable and advantageous to the Issuer to issue additional securities of the Issuer to existing creditors and claimants in order to eliminate liabilities, to providers of goods and services and as compensation to officers and Directors of the Issuer.
The Reporting Persons have no agreements or contracts with the Issuer regarding these matters. At this time, the Reporting Persons (other than as disclosed elsewhere in this Statement) do not have any plans or proposals which may result or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An   extraordinary   corporate   transaction,
such   as   a   merger, reorganization  or  liquidation,
involving  the  Issuer  or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer.

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) Global is the owner of 28,523,400 shares of Class A Common Stock of the Issuer and 2,000,000 shares of Class B Common Stock of the Issuer (the Global Shares),
or approximately 82.9% of the outstanding shares of Common Stock of the Issuer. Donald E. Baxter is the record and beneficial owner of 1,746,500 shares of Class A Common Stock of the Issuer and by virtue of his affiliate relationship with Global, may each be deemed to own beneficially all of the Global Shares, or an aggregate of approximately 87.7% of the outstanding shares of Common Stock of the Issuer. By virtue of their affiliate relationships with Global, James N. Baxter and Barbara Brooks-Baxter may each be deemed to own beneficially all of the Global Shares or approximately 82.9% of the outstanding shares of Common Stock of the Issuer; each of them expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer held directly by Donald E. Baxter.

The foregoing percentages are calculated based upon the 36,805,050 shares of the Issuer's Common Stock (34,805,050 shares of Class A and 2,000,000 shares of Class B) reported by the Company as the outstanding Common Stock as of June
30, 2002 in the Issuers 10-KSB report for the fiscal year then ended.

         (b) Global has the power to direct the disposition of and vote the Global Shares. Donald E. Baxter has the power to direct disposition of and vote 1,746,500 shares of Common Stock. By virtue of their affiliate relationships with Global, each individual Reporting Person may be deemed to have the power to direct the disposition of and vote the Global Shares.

         (c) None of the Reporting Persons has effected any transactions in shares of the Issuer's Common Stock during the last 60 days, except that on October 9, 2002
Donald E. Baxter sold 25,000 shares of Class A Common Stock in market transactions at an average price of $0.02 per share.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting
Persons.

         (e) Not applicable.


Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

The Reporting Persons do not have any contracts, arrangements, understandings or relationships with others with respect to the securities of the Issuer, except for the Settlement Agreement.

Item 7.	Material to Be Filed as Exhibits

         Exhibit A: Joint Filing Statement.

         Exhibit B: Settlement Agreement dated as of October
1, 2002.


Signature
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:  October 25, 2002

Global Investment Alliance Inc.

By:      /s/ James N. Baxter
 -----------------------------------
         James N. Baxter, President




         /s/ James N. Baxter
     -----------------------------------
          James N. Baxter



        /s/ Donald E. Baxter
    ----------------------------------------               -
            Donald E. Baxter


         /s/ Barbara Brooks-Baxter
     -------------------------------------------
             Barbara Brooks-Baxter





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 02/22/2000


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